UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Skyworks Solutions, Inc.

            ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
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                         (Title of Class of Securities)

                                    83088M102
            ---------------------------------------------------------
                                 (CUSIP Number)

                             Conexant Systems, Inc.
                            4000 MacArthur Boulevard
                          Newport Beach, CA 92660-3095
                       Attention: Dennis E. O'Reilly, Esq.
                         Senior Vice President, General
                              Counsel and Secretary
                                 (949) 483-4600

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                        Attention: Peter R. Kolyer, Esq.
                                 (212) 408-5100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 12, 2003
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

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CUSIP No. 83088M102                                        Page 2 of 5 Pages
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Conexant Systems, Inc.                 25-1799439

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                       (b)  |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          OO

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

------------------  ------  ---------------------------------------------------

                      7     SOLE VOTING POWER
    NUMBER OF               6,182,907*

      SHARES        ------  ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                            0
     OWNED BY
                    ------  ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
    REPORTING               6,182,907*

      PERSON        ------  ---------------------------------------------------

       WITH           10    SHARED DISPOSITIVE POWER
                            0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,182,907

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.01%

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   14     TYPE OF REPORTING PERSON
          CO

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*464,991 shares of common stock of Skyworks Solutions, Inc. are being held by
Conexant Systems, Inc. to satisfy its obligations to deliver Conexant shares under outstanding performance share awards held by Conexant employees.

CUSIP NO. 83088M102               SCHEDULE 13D                Page 3 of 5 Pages



             This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 21, 2003 (the "Schedule 13D") relating to the common stock, $0.25 par value (the "Common Stock"), of Skyworks Solutions, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 2. Identity and Background.

             Conexant's principal executive office is located at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095.


Item 5. Interest in Securities of the Issuer.

             On September 12, 2003, the Company completed an offering of 9,200,000 shares of Common Stock (the "Offering"). Based on the Company's Prospectus Supplement dated September 9, 2003 to the Prospectus dated August 11, 2003 filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-3 dated August 11, 2003, following the Offering, there were 148,596,161 shares of Common Stock issued and outstanding. On September 12, 2003, Conexant beneficially owned the Performance Plan Shares, representing 464,991 shares of Common Stock, and the Note, which was convertible on that date into 5,717,916 shares of Common Stock (the "Conversion Shares") based on the then-current conversion price of $7.87. Assuming conversion of the
Note in full on September 12, 2003 Conexant's percentage beneficial ownership would have been approximately 4.01% of the outstanding Common Stock. If the ten-day average closing price of the Common Stock falls below $7.87, the Note will be convertible into a larger number of

CUSIP NO. 83088M102               SCHEDULE 13D                Page 4 of 5 Pages



shares of Common Stock, but in no event will the Note be convertible into more than 7,147,395 shares of Common Stock. Assuming conversion of the Note in full for the maximum possible number of shares of Common Stock, Conexant's percentage beneficial ownership would be approximately 4.89% of the outstanding Common Stock. Conexant has the sole power to vote or dispose of the Performance Plan Shares and the Conversion Shares.

             Conexant has not engaged in any transactions involving shares of Common Stock during the 60 days prior to the date of this statement.

CUSIP NO. 83088M102               SCHEDULE 13D                Page 5 of 5 Pages



                                    SIGNATURE
                                    ---------

             After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2003           CONEXANT SYSTEMS, INC.


                                     By: /s/ Dennis E. O'Reilly
                                         --------------------------------------
                                         Dennis E. O'Reilly
                                         Senior Vice President, General Counsel
                                         and Secretary